AmWINS Group, Inc.
4725 Piedmont Row Drive, Suite 600
Charlotte, North Carolina 28210
(704) 749-2700
October 3, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Jennifer Riegel

Re:	AmWINS Group, Inc.
Registration Statement on Form S-1 (File No. 333-138635)
Application for Withdrawal
Ladies and Gentlemen:
Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AmWINS Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-138635) and all amendments and all exhibits thereto (the “Registration Statement”), and that an order of the Securities and Exchange Commission granting such withdrawal be issued for the Company’s file relating to the Registration Statement on the date hereof or at the earliest practical date thereafter.
The Company requests this withdrawal because it has elected not to pursue the registration of the securities included in the Registration Statement at this time. Through the date hereof, the Registration Statement has not been declared effective and no securities have been sold in connection with the Registration Statement.
The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
Please forward a copy of the order granting withdrawal of the Registration Statement as soon as it is available to Mr. Patrick S. Bryant of Robinson Bradshaw & Hinson, P.A., outside counsel to the Company, via facsimile at (704) 373-3966.
If you have any questions regarding this application, please contact Mr. Bryant at (704) 377-8366.

Sincerely, AmWINS Group, Inc.
By:	/s/ M. Steven DeCarlo
	Name:	M. Steven DeCarlo
	Title:	Chief Executive Officer